ABCO Energy, Inc.

2100 North Wilmot

Tucson, AZ 85712

May 3, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward Kelly, Esq.

Re:	ABCO Energy, Inc. Registration Statement on Form S-1 File No. 333-231047

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), ABCO Energy, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Tuesday, May 7, 2019, or as soon thereafter as possible. The Company acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ABCO ENERGY, INC.

By /s/Charles O’Dowd

Name: Charles O’Dowd

Title: President and CEO